SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of January, 2004

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.      Safe Harbor Statement

2.      Tomkins Completes GBP250 Million Sterling Bond Issue, dated 4 September
        2003

3.      Notification of Major Interest in Shares, dated 5 September 2003

4. The Tomkins Employee Share Trust - Disclosure of Interest in Shares, dated 8 September 2003

5. The Tomkins Employee Share Trust - Disclosure of Interest in Shares, dated 15 September 2003

6. The Tomkins Employee Share Trust - Disclosure of Interest in Shares, dated 29 September 2003

7.      Directorate, dated 8 October 2003

8. Notification of Interests of Directors and Connected Persons, dated 8 October 2003

9.      Notification of Major Interest in Shares, dated 15 October 2003

10. Notification of Interests of Directors and Connected Persons, dated 26 November 2003

11. The Tomkins Employee Share Trust - Disclosure of Interest in Shares, dated 26 November 2003

12. The Tomkins Employee Share Trust - Disclosure of Interest in Shares, dated 11 December 2003

13. Notification of Interests of Directors and Connected Persons, dated 11 December 2003

14. Notification of Interests of Directors and Connected Persons, dated 15 December 2003




Exhibit 1

This  document may contain  "forward-looking  statements"  within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document,  the words "anticipate",  "believe",  "estimate",  "assume",  "could",
"should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.




Enquiries to:

Tomkins plc                                               Date 4 September 2003
Stephen Devany                Tel: + 44 (0) 20 8877 5153            Page 1 of 1
Head of Corporate Communications


Finsbury
Rollo Head                    Tel: + 44 (0) 20 7251 3801
Charlotte Hepburne-Scott

Exhibit 2

TOMKINS COMPLETES GBP250 MILLION STERLING BOND ISSUE


Tomkins plc announces that its wholly owned subsidiary, Tomkins Finance plc, has today successfully completed a GBP250 million sterling bond issue with a maturity of 12 years. The proceeds of this issue, which was significantly oversubscribed, will be used to repay a GBP250 million bank facility which, together with surplus cash resources, financed the recent redemption of the company's redeemable preference shares.


The bonds have been issued through lead managers, BNP Paribas, Citigroup and HSBC, at a coupon of 6.125 per cent and an issue price of 99.47 per cent (equivalent to a spread of 130 basis points over the December 2015 Gilt).

                                     Ends

Exhibit 3

                                    SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945             283,898
HSBC Global Custody Nominee (UK) Ltd A/C 923363             238,144
HSBC Global Custody Nominee (UK) Ltd A/C 775245           3,484,951
HSBC Global Custody Nominee (UK) Ltd A/C 357206          17,575,110
HSBC Global Custody Nominee (UK) Ltd A/C 866197             113,762
HSBC Global Custody Nominee (UK) Ltd A/C 904332              67,800
HSBC Global Custody Nominee (UK) Ltd A/C 754612             620,600
HSBC Global Custody Nominee (UK) Ltd A/C 360509             879,911
HSBC Global Custody Nominee (UK) Ltd A/C 924434              15,479

TOTAL                                                    23,279,655

5. Number of shares / amount of stock acquired

123,600

6. Percentage of issued class

0.01599%

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

2 September 2003

11. Date company informed

4 September 2003

12. Total holding following this notification

23,279,655

13. Total percentage holding of issued class following this notification

3.01079%

The shareholder's interest is notifiable as it has increased to greater than 3%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

5 September 2003

Exhibit No. 4


The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP


8 September 2003


Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors:  J Nicol, A J Reading and K Lever.

2. Transaction date:  5 September 2003.

3. Date Company informed:  8 September 2003 (by Trustees).

4. Number of shares acquired:  706,152 Ordinary shares of 5p each.

5. Price per share:  278.50p.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the market purchase of the aforementioned shares by the Trust, the Directors have acquired an interest in those shares.

The above interest is technical only and does not relate to the personal beneficial interests of the individual directors noted above.

Yours faithfully



Norman Porter
Company Secretary

Exhibit No. 5


The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP


15 September 2003


Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors:  J Nicol, A J Reading and K Lever.

2. Transaction date:  5 September 2003.

3. Date Company informed:  12 September 2003 (by Trustees).

4. Number of shares disposed:  4,204 Ordinary shares of 5p each.

5. Price per share:  Not applicable - vesting of shares.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the vesting of the aforementioned shares in third parties, the Directors have ceased to be interested in those shares.

The above interest is technical only and does not relate to the personal beneficial interests of the individual directors noted above.

Yours faithfully



Denise Burton
Deputy Company Secretary

Exhibit No. 6



The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP


29 September 2003


Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors:  J Nicol, A J Reading and K Lever.

2. Transaction date:  26 September 2003.

3. Date Company informed:  26 September 2003 (by Trustees).

4. Number of shares acquired:  65,017 Ordinary shares of 5p each.

5. Price per share:  245.25p.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the market purchase of the aforementioned shares by the Trust, the Directors have acquired an interest in those shares.

The above interest is technical only and does not relate to the personal beneficial interests of the individual directors noted above.

Yours faithfully



Norman Porter
Company Secretary

Exhibit No. 7



8 October 2003

                                    DIRECTORATE

Tomkins plc announces that Tony Reading, who has been an executive director since 1992, will be stepping down from the Board and leaving the Group on 31 December 2003. Tony, aged 60, who is based in the USA, is currently responsible for Engineered and Construction Products, Automotive Fluid Systems, Wiper Systems and the automotive aftermarket manufacturing companies.

Mr Reading will receive payments in accordance with his contractual terms of 51 weeks total compensation (including salary, bonus and certain benefits), which will be similar to his total compensation in 2003.

James Nicol, Chief Executive of Tomkins, commented:

"Tony has given exemplary service to the Group for more than a decade and I would like to thank him for the support that he has given me since I joined the Group last year. Everyone at Tomkins wishes him well in his future endeavours."

                                   - e n d s -

Enquiries to:

Tomkins plc
Stephen Devany
Head of Corporate Communications
Tel: 44 (0) 20 8877 5153

Finsbury
Rollo Head
Charlotte Hepburne-Scott
Tel: 44 (0) 20 7251 3801


END

Exhibit No. 8


                                   SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Close Trustees Jersey Limited as Trustee of the Tomkins Employee Share Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first two quarters of the calendar year, to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

20,551

8. Percentage of issued class

0.00266%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

255.75p

13. Date of transaction

7 October 2003

14. Date company informed

7 October 2003

15. Total holding following this notification

254,795

16. Total percentage holding of issued class following this notification

0.03295%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

8 October 2003



                                    SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

James Nicol

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Close Trustees Jersey Limited as Trustee of the Tomkins Employee Share Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first two quarters of the calendar year, to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

69,866

8. Percentage of issued class

0.00904%

9. Number of shares/amount of stock disposed

Not applicable


10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

255.75p

13. Date of transaction

7 October 2003

14. Date company informed

7 October 2003

15. Total holding following this notification

1,085,096

16. Total percentage holding of issued class following this notification

0.14034%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

8 October 2003




                               SCHEDULE 11

       NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Anthony John Reading

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Close Trustees Jersey Limited as Trustee of the Tomkins Employee Share Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the first two quarters of the calendar year, to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

14,552

8. Percentage of issued class

0.00188%

9. Number of shares/amount of stock disposed

Not applicable


10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

255.75p

13. Date of transaction

7 October 2003

14. Date company informed

7 October 2003

15. Total holding following this notification

507,518

16. Total percentage holding of issued class following this notification

0.06564%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

8 October 2003

Exhibit No. 9


                              SCHEDULE 10

               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Not notified

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

8 October 2003

11. Date company informed

14 October 2003

12. Total holding following this notification

Not notified

13. Total percentage holding of issued class following this notification

Not notified

The shareholder's interest has ceased to be notifiable as it has decreased to below 3%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Denise Burton
020 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

15 October 2003

Exhibit No. 10

                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allocation of First Matching Award shares under the Tomkins Share Matching Scheme. (See additional information.)

7. Number of shares / amount of stock acquired

1,809

8. Percentage of issued class

0.00023%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

Nil

13. Date of transaction

25 November 2003

14. Date company informed

25 November 2003

15. Total holding following this notification

256,604

16. Total percentage holding of issued class following this notification

0.03319%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

The allocation of matching award shares relates to an original award of shares under the Tomkins Restricted Share Plan which vested and which became eligible for matching on 15 August 2003.

24. Name of contact and telephone number for queries

Norman Porter - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Norman Porter - Company Secretary

Date of Notification

26  November 2003

Exhibit No. 11



The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP


26 November 2003


Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors:  J Nicol, A J Reading and K Lever.

2. Transaction date:  25 November 2003.

3. Date Company informed:  25 November 2003 (by Trustees).

4. Number of shares acquired:  69,204 Ordinary shares of 5p each.

5. Price per share:  271.75p.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the market purchase of the aforementioned shares by the Trust, the Directors have acquired an interest in those shares.

With the exception of Mr K Lever, who was granted a Trustee award of 1,809 shares on the same date (see separate announcement), the above interest is technical only and does not relate to the personal beneficial interests of the individual directors noted above.

Yours faithfully



Norman Porter
Company Secretary

Exhibit No. 12


The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP


11 December 2003


Dear Sirs

The Tomkins Employee Share Trust - Disclosure of interest in shares

We are writing to notify you of the following changes in Directors' interests in Tomkins plc:

1. Names of Directors:  J Nicol, A J Reading and K Lever.

2. Transaction date:  10 December 2003.

3. Date Company informed:  10 December 2003 (by Trustees).

4. Number of shares acquired:  58,586 Ordinary shares of 5p each.

5. Price per share:  269.00p.

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the market purchase of the aforementioned shares by the Trust, the Directors have acquired an interest in those shares.

With the exception of Mr K Lever and Mr J Nicol, who were granted share awards on the same date (see separate announcement), the above interest is technical only and does not relate to the personal beneficial interests of the individual directors noted above.

Yours faithfully

Denise Burton
Deputy Company Secretary

Exhibit No. 13


                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Close Trustees Jersey Limited as Trustee of the Tomkins Employee Share Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the third quarter of the calendar year to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

9,375

8. Percentage of issued class

0.00121%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

269.00p

13. Date of transaction

10 December 2003

14. Date company informed

10 December 2003

15. Total holding following this notification

265,979

16. Total percentage holding of issued class following this notification

0.03440%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

11 December 2003



                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Tomkins plc

2. Name of director

James Nicol

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Close Trustees Jersey Limited as Trustee of the Tomkins Employee Share Trust

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Award of shares under the Tomkins Annual Bonus Incentive Plan. Cash was used from part of the Participant's bonus earned for the third quarter of the calendar year to purchase shares which form the Award.

7. Number of shares / amount of stock acquired

31,886

8. Percentage of issued class

0.00412%

9. Number of shares/amount of stock disposed

Not applicable


10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 5p each

12. Price per share

269.00p

13. Date of transaction

10 December 2003

14. Date company informed

10 December 2003

15. Total holding following this notification

1,116,982

16. Total percentage holding of issued class following this notification

0.14445%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information

The shares are subject to a three-year restricted period in accordance with the Rules of the Tomkins Annual Bonus Incentive Plan

24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

11 December 2003

Exhibit 14



                                   SCHEDULE 11

           NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

                                   (2 Reports)

1. Name of company

Tomkins plc

2. Name of director

Kenneth Lever

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Tomkins Executive Share Option Scheme No.4 (see 17 to 22 below).

7. Number of shares / amount of stock acquired



8. Percentage of issued class



9. Number of shares/amount of stock disposed



10. Percentage of issued class



11. Class of security



12. Price per share



13. Date of transaction



14. Date company informed



15. Total holding following this notification



16. Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

12 December 2003

18. Period during which or date on which exercisable

12 December 2006 to 11 December 2013

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

200,000 Ordinary shares of 5p each



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

265.75 pence per share

22. Total number of shares or debentures over which options held following this notification

1,078,000 Ordinary shares of 5p each

23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

15 December 2003




                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

Tomkins plc

2. Name of director

James Nicol

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Tomkins Executive Share Option Scheme No.4 (see 17 to 22 below).

7. Number of shares / amount of stock acquired



8. Percentage of issued class



9. Number of shares/amount of stock disposed



10. Percentage of issued class



11. Class of security



12. Price per share



13. Date of transaction



14. Date company informed



15. Total holding following this notification



16. Total percentage holding of issued class following this notification



If a director has been granted options by the company please complete the following boxes.

17. Date of grant

12 December 2003

18. Period during which or date on which exercisable

12 December 2006 to 11 December 2013

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

1,128,880 Ordinary shares of 5p each




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

265.75 pence per share

22. Total number of shares or debentures over which options held following this notification

9,168,440 Ordinary shares of 5p each

23. Any additional information



24. Name of contact and telephone number for queries

Denise Burton - 020-8871-4544

25. Name and signature of authorised company official responsible for making this notification

Denise Burton - Deputy Company Secretary

Date of Notification

15 December 2003

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  January 20, 2004

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary